Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013

Earnings:
Income before assessments	$532,886	$445,904	$460,993	$350,017	$338,600
Fixed Charges	1,521,779	805,437	444,515	392,690	367,235
Total Earnings	$2,054,665	$1,251,341	$905,508	$742,707	$705,835

Fixed Charges:
Interest Expense	$1,520,779	$804,437	$443,515	$391,690	$366,235
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000
Total Fixed Charges	$1,521,779	$805,437	$444,515	$392,690	$367,235
Ratio of Earnings to Fixed Charges	1.35	1.55	2.04	1.89	1.92